Points International Ltd. Reports Fourth Quarter and Full Year 2016 Financial Results

– Full Year Revenue of $321.8 Million Increases 9% and Gross Profit of $43.3 Million Increases 2% Year-over-year

– Full Year Net Income of $3.5 Million, before the impact of an impairment loss of $5.0 Million, Decreases 33% Year-over-year

Toronto, Canada, March 8, 2017 – Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced results for the fourth quarter and full year ended December 31, 2016.

“Our strong fourth quarter operating performance, with a 67% increase in Adjusted EBITDA1 and a 20% increase in Gross Profit2, our ability to grow net operating cash by 51% year-over-year and our recent multiple announcements on new business activity, clearly indicate that during 2016 we made important progress across the entire business, and we are optimistic that we will extend our track record of success as we look ahead,” stated Rob MacLean, CEO. “We produced strong strategic results in 2016. Based upon our prudent investment strategy, our core Currency Retailing, or Buy, Gift and Transfer, business has been highly profitable, now generating baseline economics of approximately $20 million of annual Adjusted EBITDA1 enabling us to invest in longer-term opportunities. Our Platform Partners initiative, where our Loyalty Wallet plays a key role in bringing third parties onto the Loyalty Commerce Platform, will represent approximately 15% of our Gross Profit2 and approach breakeven on an Adjusted EBITDA basis and therefore is a very compelling option for the Company. Finally, our unique market position, tremendous early traction on business development, growing ties with strategic industry players and a large, proven, high margin market in the online travel booking space all support our belief that our ongoing investment in the Points Travel service is clearly one of the most compelling ways we can build long-term shareholder value.”

Fourth Quarter 2016 Financial Results

(Unless otherwise stated, all comparisons are on a year-over-year basis and all amounts are in USD$)

  Revenue increased 2% to $82.0 million from $80.2 million. Principal Revenues totaled $78.0 million, or growth of 1% as compared to $77.0 million. Other Partner Revenue was $3.9 million, an increase of 23% from $3.1 million.

______________________________________________
1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, foreign exchange, share-based compensation, and impairment of long-term investment) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income (Loss), which we believe to be the most directly comparable IFRS measure.
2 Gross profit is defined as total revenues less the direct cost of principal revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

  Net Loss totaled $(3.7) million, or $(0.24) per diluted share, compared to a Net Income of $1.0 million, or $0.06 per diluted share. Included in the Net Loss for the fourth quarter of 2016 is a non-recurring, non-cash expense of $5.0 million associated with the write-off of Points’ co- investment in China Rewards.

  Gross Profit2 grew 20% to $11.9 million, or 14.5% of Total Revenue, compared to $10.0 million, or 12.4% of total revenue. As a percentage of Revenue, Gross Margin reflects the relative mix of partner and promotional activity during the quarter.

  Total ongoing Operating Expenses, which consist of Employment Expenses, Marketing, Technology, and Other Operating Expenses, were $8.8 million in the fourth quarter of 2016, compared to $7.8 million in the prior year period.

  Adjusted EBITDA1 grew 67% to $3.7 million compared to $2.2 million.

Fourth Quarter 2016 Business Metrics

	Q4/16	Q4/15	Q4/16 vs. Q4/15	Q3/16	Q4/16 vs. Q3/16
Total All Channels
Points/Miles Transacted (in 000s)	6,775,312	5,879,013	15%	6,100,500	11%
No. of Points/Miles Transactions	624,684	581,861	7%	606,555	3%

Full Year 2016 Financial Highlights
(Unless otherwise stated, all comparisons are on a year-over-year basis and all amounts are in USD$)

  Revenues increased 9% on a year-over-year basis to $321.8 million from $296.4 million in 2015. Principal Revenues were $309.0 million, up 9% from 2015. Other Partner Revenue was $12.6 million, a decrease of 2% from last year.

  Net Loss was $(1.5) million, or $(0.10) per diluted share, compared to Net Income of $5.2 million, or $0.33 per diluted share, in 2015. Included in the Net Loss for 2016 is a non-recurring, non-cash expense of $5.0 million associated with the write-down of Points’ investment in the China Rewards retail coalition.

  Gross Profit2 grew to $43.3 million, an increase of 2% year-over-year, or approximately 13.5% as a percent of Total Revenue, down slightly from 14.4% in 2015, reflecting the relative mix of partner and promotional activity during the year.

  Total ongoing Operating Expenses, which consist of Employment Expenses, Marketing, Technology, and Other Operating Expenses, were $33.5 million in 2016, up 6% over $31.6 million in the prior year period, primarily due to investments in growth opportunities in our Travel and Platform Partnerships lines of business.

  Adjusted EBITDA1 was $12.1 million, compared to $12.6 million in 2015.

  As of December 31, 2016, total funds available, comprised of cash and cash equivalents together with short term investments, restricted cash and amounts with payment processors, was $67.5 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, increased 51% to $14.2 million as of December 31, 2016 versus $9.4 million on the same date in 2015.

Recent Business Highlights

  Launched a partnership with Copa Airlines to enable ConnectMiles program members to buy, gift or transfer their reward miles. The partnership supports Points' expansion into the Central American market and allows Copa Airlines to better engage their ConnectMiles members.
  Initiated new relationship with Air Canada’s Altitude program to sell tier qualifying miles.
  Signed a new partnership with the WestJet Rewards program to better engage their members through Points services.
  Expanded Point Travel SaaS booking service to include car rental booking functionality. The new service launched with Miles & More, Europe's leading frequent flyer and awards program with more than 300 partners, giving over 29 million members the ability to book car rentals by using their miles, or a combination of miles and cash.
  Signed a multi-year Points Travel agreement with All Nippon Airways (ANA) Mileage Club, the frequent flyer program of Japan’s largest airline to launch ANA Global Hotels and Car Rentals, giving members the ability to book using their Mileage Club miles or earn miles on bookings.
  In collaboration with Collinson Latitude, Points will also launch ANA Global Mileage Mall and ANA Global Selection for additional opportunities to earn or redeem awards.
  Choice Hotels became the industry’s first hotel loyalty program to leverage the Points Loyalty Wallet service to manage points transfers between the Choice Privileges program and its twelve international frequent flyer program partners.
  Alaska Airlines takes advantage of the Points Loyalty Wallet service to assist in the integration of the newly acquired Virgin America Elevate program.

Share Buyback

In the fourth quarter, the Company repurchased 293,970 shares of its common stock for a total of $2.0 million at an average price of $6.90 per share. The Board of Directors has approved the renewal of the Corporation's normal course issuer bid for an additional year. The renewal of the issuer bid, and any purchases made thereunder, is and will be subject to compliance with the requirements of the Toronto Stock Exchange and applicable Canadian and United States laws.

Outlook

“As we lay the foundation for stronger growth from newer, high-margin products, the contribution from these products to gross profit will be disproportionately larger than their impact on total revenue,” commented MacLean, “Given our ultimate goal of increasing profitability, we are increasingly focused on total gross profit and adjusted EBITDA, as reflected in our guidance to these metrics.”

The Company is initiating financial guidance for the year ending December 31, 2017, as follows:

  Gross profit2 is expected to increase up to 10% from 2016
  Adjusted EBITDA1 is expected to increase up to 10% from 2016

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International callers should dial (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, March 22, 2017, by dialing (844) 512-2921 in the U.S. and Canada and (412) 317-6671 internationally and entering the passcode 13655904.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (Nasdaq: PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, potential for growth in revenue and gross margin and our guidance for 2017 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of Non-GAAP Measures

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Director’s in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Contact

Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit3 Information

Expressed in thousands of United States dollars

	For the three months ended		For the twelve months ended

	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Total Revenue	$81,955	$80,228	$321,821	$296,376
Direct cost of principal revenue	70,034	70,264	278,483	253,710
Gross Profit	$11,921	$9,964	$43,338	$42,666
Gross Margin	15%	12%	13%	14%

Reconciliation of Net Income (loss) to Adjusted EBITDA4

Expressed in thousands of United States dollars

	For the three months ended		For the twelve months ended

	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Net Income (loss)	$(3,674)	$961	$(1,515)	$5,165
Share-based compensation	570	6	2,317	1,588
Income tax expense (recovery)	628	451	1,545	2,474
Depreciation and Amortization	1,078	895	4,529	3,546
Foreign Exchange loss (gain)	61	(117)	230	(131)
Impairment of long-term investments	5,000	-	5,000	-
Adjusted EBITDA	$3,663	$2,196	$12,106	$12,642

______________________________________________
3 Gross Profit is defined as total revenues less the direct cost of principal revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

4 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income (Loss), which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars

As at December 31	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$46,492	$51,364
Short-term investments	10,033	-
Restricted cash	500	1,000
Funds receivable from payment processors	10,461	6,588
Accounts receivable	4,057	2,988
Prepaid expenses and other assets	1,475	1,256
Total current assets	73,018	63,196

Non-current assets
Property and equipment	1,750	1,466
Intangible assets	16,896	18,616
Goodwill	7,130	7,130
Deferred tax assets	1,725	1,755
Long-term investment	-	5,000
Other assets	2,715	2,765
Total non-current assets	30,216	36,732
Total assets	$103,234	$99,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$6,335	$5,530
Income taxes payable	1,638	278
Payable to loyalty program partners	53,242	49,526
Current portion of other liabilities	771	1,852
Total current liabilities	61,986	57,186

Non-current liabilities
Deferred tax liabilities	211	425
Other liabilities	719	122
Total non-current liabilities	930	547

Total liabilities	$62,916	$57,733

SHAREHOLDERS’ EQUITY
Share capital	58,412	59,293
Contributed surplus	9,881	9,859
Accumulated other comprehensive loss	(127)	(624)
Accumulated deficit	(27,848)	(26,333)
Total shareholders’ equity	$40,318	$42,195
Total liabilities and shareholders’ equity	$103,234	$99,928

Points International Ltd.
Consolidated Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts

	For the three months		For the twelve months
	ended		ended
	December	December	December	December
	31, 2016	31, 2015	31, 2016	31, 2015
REVENUE
Principal	$78,023	$77,045	$308,964	$283,409
Other partner revenue	3,862	3,143	12,648	12,871
Interest	70	40	209	96
Total Revenue	$81,955	$80,228	$321,821	$296,376

EXPENSES
Direct cost of principal revenue	70,034	70,264	278,483	253,710
Employment costs	5,646	5,220	23,220	22,699
Marketing and communications	973	531	2,220	1,704
Technology services	455	355	1,691	1,343
Depreciation and amortization	1,078	895	4,529	3,546
Foreign exchange (gain) loss	61	(117)	230	(131)
Operating expenses	1,754	1,668	6,418	5,866
Impairment of long-term investments	5,000	-	5,000	-
Total Expenses	$85,001	$78,816	$321,791	$288,737

INCOME (LOSS) BEFORE INCOME TAXES	$(3,046)	$1,412	$30	$7,639

Income tax expense	628	451	1,545	2,474
NET INCOME (LOSS)	$(3,674)	$961	$(1,515)	$5,165

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges	(358)	(418)	401	(1,796)
Income tax effect	95	111	(106)	476
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges	(41)	447	269	1,428
Income tax effect	15	(218)	(67)	(378)
Other comprehensive income (loss) for the period, net of income tax	$(289)	$(78)	$497	$(270)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(3,963)	$883	$(1,018)	$4,895

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	$(0.24)	$0.06	$(0.10)	$0.33
Diluted earnings (loss) per share	$(0.24)	$0.06	$(0.10)	$0.33

Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars except				Accumulated
number of shares				other		Total
			Contributed	comprehensive	Accumulated	shareholders’
	Share	Capital	Surplus	loss	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net loss	-	-	-	-	(1,515)	(1,515)
Other comprehensive income	-	-	-	497	-	497
Total comprehensive loss	-	-	-	497	(1,515)	(1,018)
Effect of share option compensation plan	-	-	540	-	-	540
Effect of RSU compensation plan	-	-	1,777	-	-	1,777
Share issuances – share options	500	7	(2)	-	-	5
Share issuances – RSUs	-	791	(791)	-	-	-
Shares repurchased	(428,228)	(1,679)	(1,502)	-	-	(3,181)
Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318

Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net income	-	-	-	-	5,165	5,165
Other comprehensive loss	-	-	-	(270)	-	(270)
Total comprehensive income	-	-	-	(270)	5,165	4,895
Effect of share option compensation plan	-	-	934	-	-	934
Effect of RSU and PSU compensation plan	-	-	654	-	-	654
Share issuances – share options	96,411	615	(338)	-	-	277
Share issuances – RSUs	-	513	(513)	-	-	-
Share capital held in trust	-	(1,215)	-	-	-	(1,215)
Shares repurchased	(439,094)	(1,704)	(2,863)	-	-	(4,567)
Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195

Points International Ltd.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

	For the three months		For the twelve months
	ended		ended
	December	December 31,	December	December
	31, 2016	2015	31, 2016	31, 2015

Cash flows from operating activities
Net income (loss) for the period	$(3,674)	$961	$(1,515)	$5,165
Adjustments for:
Depreciation of property and equipment	191	231	1,127	1,037
Amortization of intangible assets	887	664	3,402	2,509
Unrealized foreign exchange loss (gain)	(638)	(226)	(1,088)	(949)
Equity-settled share-based payment transactions	570	6	2,317	1,588
Impairment of long-term investments	5,000	-	5,000	-
Deferred income tax expense (recovery)	(181)	804	(345)	2,261
Net (gain) loss on derivative contracts designated as cash flow hedges	(399)	(107)	670	(368)
Changes in non-cash balances related to operations	8,966	11,531	286	10,689
Net cash provided by operating activities	$10,722	$13,864	$9,854	$21,932

Cash flows from investing activities
Acquisition of property and equipment	(294)	(115)	(1,411)	(647)
Additions to intangible assets	(332)	(842)	(1,682)	(2,805)
Changes in short-term investments	(10,033)	-	(10,033)	-
Changes in restricted cash	-	280	500	530
Net cash used in investing activities	$(10,659)	$(677)	$(12,626)	$(2,922)

Cash flows from financing activities
Proceeds from exercise of share options	-	5	5	277
Shares repurchased	(2,028)	(902)	(3,181)	(4,567)
Purchases of share capital held in trust	-	-	-	(1,215)
Net cash used in financing activities	$(2,028)	$(897)	$(3,176)	$(5,505)

Net increase (decrease) in cash and cash equivalents	$(1,965)	$12,290	$(5,948)	$13,505
Cash and cash equivalents at beginning of the period	$47,832	$38,847	$51,364	$36,868
Effect of exchange rate fluctuations on cash held	625	227	1,076	991
Cash and cash equivalents at end of the period	$46,492	$51,364	$46,492	$51,364

Interest Received	$38	$34	$153	$89
Interest Paid	-	-	-	-

Taxes Received	-	-	-	31
Taxes Paid	$-	$(9)	$(542)	$(435)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.